

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2021

Lee Charles (Chuck) Pettid
President
Fig Publishing, Inc.
335 Madison Avenue
Floor 16
New York, NY 10017

> **Re: Fig Publishing, Inc.**
> **Post-Qualification Amendment to Form 1-A**
> **Filed July 9, 2021**
> **File No. 024-11304**

Dear Mr. Pettid:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Matthew Bernstein